EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-111527, 333-86072 and 333-120368) of Mattson Technology, Inc. of our report dated March 2, 2007, relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in the Annual Report on Form 10-K of Mattson Technology, Inc., as filed with the Securities and Exchange Commission on March 2, 2007.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 3, 2007